

OFFERING MEMORANDUM

facilitated by



Glow Worm Play Cafe

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Glow Worm Play Cafe
State of Organization	KY
Date of Formation	04/09/2021
Entity Type	Limited Liability Company
Street Address	1926 Richmond Dr, Louisville KY, 40205
Website Address	https://www.glowwormplaycafe.com

(B) Directors and Officers of the Company

Key Person	Kathryn Read
Position with the Company Title First Year	Owner & Founder 2021
Other business experience (last three years)	• **Client Coach, SimpleTiger (06/2020-present)** — SEO Marketing Firm; Job role is hybrid account manager and client services • **Senior Project Manager (01/2020-06/2020)** - Advertising and Marketing Firm; Job role is hybrid account manager, project manager, and client services • **Account Manager, VIA Studio (08/2018-01/2020)** - Advertising and Marketing Firm; Job role is hybrid account manager, project manager, and client services

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Kathryn Read	100%

(D) The Company's Business and Business Plan

Our Story

Glow Worm Play Cafe has been operating in the Highlands area of Louisville, KY for almost a year. We have proved that we can bring the community together through indoor play, the cafe, the bakery, retail, and community classes and events. Our city is sprawling and more locations are needed in other areas of the city to serve more customers.

- Glow Worm provides a safe, clean, fun environment where children 6 and younger can let loose while their caregivers connect and get work done in our lounge area.
- We have successfully operated our first location for almost a year in the Highlands neighborhood of Louisville, KY, and the demand to expand to other parts of our city is high.
- 15+ miles is often too far to travel for a 2-hour experience with kids. Parents request daily that we expand our operations to other parts of the city so that they can visit on a more frequent basis.

Intended Use of Funds

I will use funds from our new raise to expand our operations to other parts of the city, including but not limited to the East End, Southern Indiana, and the Prospect/Norton Commons area. This raise will go toward the build out of a new space, equipment, and hiring new team members.

- Each location costs between $100,000 and $200,000 to build out and start up, as we've learned from our first location.
- Funds from this raise will go toward building out a second location in one of three areas in our city. We have been scouting new locations for months and need to be ready to commit to a lease as soon as our ideal spot becomes available in one of our target areas.
- The opportunity to operate in areas with higher average household incomes ensures the stability of success in our current location and future locations in lower income neighborhoods. We want everyone to have access to Glow Worm.

Industry

The Pew Research Center found that the number of mothers choosing to stay home with their children is currently on the rise. In 2014, they released a report which found that 29 percent of mothers (roughly 10.4 million women) with children under the age of 18 did not work outside the home. The number of companies offering workers telecommuting opportunities is also growing faster than ever before, and has high long-term projected growth. Between 2005 and 2012, the growth of multiple days-per-week employee teleworkers grew 79.7% (American Community Survey Data, 2012), though the rate of growth slowed during the recession. This is compared to the total non-self-employed workforce, which grew only 7.1% during the same time period. This does not count those that are self-employed working out of their homes, which we also consider our target market.

- In the greater Louisville area, stay at home parents and parents that work out of their home / part time have virtually very few options when it comes to places they can drop in and relax and enjoy a bit of coveted "me" time, or plug in and get some work done while their children play in a supervised area within view, specifically in the city (inside the 264 loop).
- There are also no places like that that also include a retail shopping experience. Since no similar options exist in my target market, I have the opportunity to initiate a relationship with local parents and learn what their ideal space would look like.
- I also have the chance to enjoy full market share while Glow Worm Play Cafe grows as a business and matures its roots within the community and while I perfect our strategies and practices.

Location

Louisville is the largest city in the Commonwealth of Kentucky and the 29th most populous city in the United States. The city is known for being the home of famous boxer Muhammad Ali, the location of the Kentucky Derby, and the University of Louisville.

- Population: 617,790
- Metro population: 1,265,108
- Average Household Income: 53,436 USD

The Team

Katie Read, Chief Dream Maker

With 10+ years working in creative industries, from web design to marketing to video production, I have consistently been passionate about one thing: connection within our communities. After I

became a mom in 2017, this passion and desire only became stronger. I continued to work full time as a web & creative project manager, and began to build a network of local moms to connect with. I also started a retail pop-up shop with ethically made clothing for kids. In an effort to find a way to marry the mom group and the retail shop, I came up with Glow Worm Play Cafe: a place for parents and caregivers to bring their little ones while they connect with other adults. My strong marketing background as well as being a people-person both help me to naturally find ways to connect with other people, and sell my ideas to our community with ease. I have loved nothing more than building Glow Worm for the last year in the Highlands, and cannot wait to bring this concept to other parts of our city.

Our Offerings

- Play: Play area for kids under 6
- Cafe + Bakery: Local coffee, drinks and fare available for kids and parents to purchase
- Party: Weekend venue rental available for birthday parties, baby showers, and other events
- Retail: Apparel, home goods and gifts for babies and toddlers
- Community groups/classes: Parent + Baby Yoga, Story Time Yoga, Art Classes, Breastfeeding Basics, and more

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 1 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$100,000
Offering Deadline	December 2, 2022

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$104,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Space Build Out	$50,000	$50,000
Equipment	$30,000	$30,000
Operating Expenses	$13,250	$16,980
Mainvest Compensation	$6,750	$7,020.000000000001
TOTAL	$100,000	$104,000.0

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the [Educational Materials](#).

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	11.0 - 11.4%[2]
Payment Deadline	2028-12-31
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.7 x 1.4 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	2.9%

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[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 11.0% and a maximum rate of 11.4% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$100,000	11.0%
$101,000	11.1%
$102,000	11.2%
$103,000	11.3%
$104,000	11.4%

[3] To reward early participation, the investors who contribute the first $30,000.0 raised in the offering will receive a 1.7x cap. Investors who contribute after $30,000.0 has been raised in the offering will receive a 1.4x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document

called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	These Securities have Voting Rights
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Kathryn Read	100%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 4.5% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Mainvest Revenue Sharing Note	$38,762	%	10/01/2026	2.7% with investors until a total of $42,430 has been shared
METCO	$40,156	%	10/01/2026	
Mainvest Revenue Sharing Note	$28,585	%	10/01/2027	2.2% with investors until a total of $30,000 has been shared

(Q) Other Offerings of Securities within the Last Three Years

June 2021 Rule 17CFR 227 (Regulation Crowdfunding) Revenue Sharing Notes $37,100 Please refer to the company's Form C/U dated August 11th, 2021 for additional disclosures

January 2022 Rule 17CFR 227 (Regulation Crowdfunding) Revenue Sharing Notes $20,000 Please refer to the company's Form C/U dated April 1st, 2022 for additional disclosures

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Historical milestones

Glow Worm Play Cafe has been operating since November 2021 and has since achieved the following milestones:

- Opened first location in Louisville, KY

- Achieved revenue of $198,474 in first 9 months of business.

Historical financial performance is not necessarily predictive of future performance.

Subsequent events to historical financials

Since the latest available financial statements of Glow Worm Play Cafe, we have had the following material changes and trends:

- Increase in costs relating to inflation.

- Purchased new equipment for indoor playground.

- Took out a loan for $9826 to purchase new playground equipment from CedarWorks.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$298,446	$1,018,696	$1,069,630	$1,123,112	$1,179,268
Cost of Goods Sold	$65,658	$224,113	$235,318	$247,084	$259,438
Gross Profit	$232,788	$794,583	$834,312	$876,028	$919,830
EXPENSES					
Rent	$30,000	$114,000	$114,000	$116,305	$117,112
Utilities	$12,000	$24,600	$25,830	$27,121	$28,477
Payroll	$96,000	$208,800	$219,240	$230,202	$241,712
Payroll Taxes	$24,000	$52,200	$54,810	$57,550	$60,428
Insurance	$1,560	$3,120	$3,120	$3,120	$3,120
Equipment Lease	$1,800	$10,800	$10,800	$0	$0
Repairs & Maintenance	$3,600	$7,200	$7,200	$7,200	$7,200
Legal & Professional Fees	$2,400	$4,800	$4,800	$4,800	$4,800
Loans	$36,000	$108,000	$108,000	$40,000	$0
Operating Profit	$25,428	$261,063	$286,512	$389,730	$456,981

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$29,456.00
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$-47,326.00

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V